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                                                                  EXHIBIT (A)(7)

                        Price Communications Corporation
  45 Rockefeller Plaza, New York, N.Y. 10020--Tel: (212) 757-5600--Fax: (212)
                                    397-3755

                                                              September 15, 1997

Dear Palmer Wireless Shareholder,

  As you know, Price Communications will soon acquire Palmer Wireless and we were pleased to be the successful winner of this premier company. Senior management (including Bill Ryan and Wayne Wisehart) have labored hard to produce the best run cellular company in America.

  After our announcement of the cash offer of $17.50 per share, a number of Palmer shareholders who are interested in cellular asked if instead of cash they could obtain a tax deferred exchange of shares in Price Communications which effectively will be Palmer Wireless. Therefore, we have offered to exchange at closing $18 of Price Communications stock for each share of Palmer Wireless instead of $17.50 in cash. The choice is yours which to select. The Price stock you obtain in an exchange will be tax deferred on any Palmer profits. Price Communications is traded on several exchanges including the American Stock Exchange (symbol: PR).

  There are only a limited number of what I call POCS companies (Plain Old Cellular Service). Many wireless companies are involved with PCS or other new technologies. While we are ready to accommodate PCS in the Palmer markets and are prepared for the new PCS technology, we as Palmer/Price remain pure cellular players.

  We have plans to grow Price Communications and I think we can construct a larger company running smoothly and efficiently with positive results.

  Some of you may have noted in the Wall Street Journal that in July I personally purchased 91,200 Price shares at these levels. In August I purchased another 110,250 shares. However, because I believe does not mean that you should. You should use your judgement whether or not you would like $18 of Price Communications stock or $17.50 in cash. We will do a combination but cannot promise that our stock will rise or fall in the years ahead.

  Please remember you can obtain Price shares, cash or split your shares in any way you choose. This is true even if you have signed a proxy card approving the cash merger or have previously indicated to your broker that you wish to receive cash in the merger. However, because we believe the price of our stock is low we have limited the exchange to 3 million out of 28 million shares of Palmer stock. We don't want to give away our company at these levels. The number of shares of Price Communications that you get will total $18 and will be set by the average closing price on the five trading days ending September 17, 1997.

  Thank you for supporting Palmer Wireless in its decision to join with us as we move forward with the most viable wireless technology in the next decade.

                                          Sincerely,

                                          /s/ Robert Price

                                          Robert Price